June 19, 2020

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Haibo SYM, Inc. (the “Company” or “Issuer”)

Offering Statement Form 1-A/ Amendment Two

File No.: 024-11203

Dear Sirs:

Enclosed is Amendment One to the above Offering Statement. The changes in this Amendment have been made in response to staff comments. The paragraph number below corresponds to the numbered comment in your comment letter dated June 18, 2020.

1.The dates on the Consent and Opinion conform.

2.All requested data is set forth in Risk Factor #22.

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The Company is aware of its responsibilities and the requirement to file periodic and current reports following the qualification of the 1-A.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc: Haibo SYM, Inc.